UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filing pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Chazen, Jerome A.
   c/o Chazen Capital Partners, Inc.
   767 Fifth Avenue
   New York, NY  10153

2. Date of Event Requiring Statement (Month/Day/Year)

   05/20/99

3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

4. Issuer Name and Ticker or Trading Symbol

   FASHIONMALL COM INC
   FASH

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
COMMON STOCK                               |225,000               |I               | (1)                                           |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|

___________________________________________________________________________________________________________________________________|

(1) These securities are owned by FM/CCP Investment Partners LLC. FM/CCP, Inc., the Manager of FM/CCP Investment Partners, LLC is wholly-owned by Mr. Chazen, and certain affiliates of Mr. Chazen are members of FM/CCP Investment Partners, LLC. FM/CCP, Inc. and/or Mr. Chazen may be deemed the beneficial owner of securities by FM/CCP Investment Partners, LLC. Mr. Chazen disclaims such beneficial ownership.



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

                                                (Print or Type Responses)                                              SEC1473(3/91)

 *If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Effective October 1, 1997                                                                          Page 1 of 2






Form 3 (continued) Table II - Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
Stock Options (2)       |         |         | Common Stock          |242,500  |  (3)     |    D         |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant                 |         |         | Common Stock          | 95,000  |  (4)     |    I         |   (5)                    |
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                        |         |         |                       |         |          |              |                          |
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                        |         |         |                       |         |          |              |                          |
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                        |         |         |                       |         |          |              |                          |
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
Explanation of Responses:

(2) Pursuant to a Consulting Agreement dated March 2, 1999 with Fashion Mall LLC, the predecessor in interest to Fashionmall.com, Inc. (the "Company") under which Mr. Chazen was granted options to purchase 242,500 shares of the Common Stock of the Company. Of such options, (i) 135,000 vest and become exercisable as follows: 50.00% on the date of the consummation of the initial public offering, 1.33% vest and are exercisable each month for the 12 months beginning March 2, 1999 and 2.83% vest and are exercisable each month for the 12 months beginning April 2, 2000; and (ii) 107,500 of such options vest and become exercisable as follows: 4.55% each month beginning May 1999 and ending March 2001.

(3) The exercise price is $1.11 per share as to 135,000 shares and 25% of the initial public offering price per share as to 107,500 shares.

(4) The exercise price is 105% of initial public offering price.

(5) These securities are owned by FM/CCP Investment Partners LLC. FM/CCP, Inc., the Manager of FM/CCP Investment Partners, LLC is wholly-owned by Mr. Chazen, and certain affiliates of Mr. Chazen are members of FM/CCP Investment Partners, LLC. FM/CCP, Inc. and/or Mr. Chazen may be deemed the beneficial owner of securities by FM/CCP Investment Partners, LLC. Mr. Chazen disclaims such beneficial ownership.




**Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).


/s/ Jerome A. Chazen
---------------------------
By:  Jerome A. Chazen


05/20/99
--------
DATE

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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